Yukon-Nevada Gold Corp. Announces Year End Results for 2010

Vancouver, BC – April 1, 2011 – Yukon-Nevada Gold Corp. (the "Company") (TSX: YNG; Frankfurt Xetra Exchange: NG6) today announced the financial and operating results for the fourth quarter ended December 31, 2010. This information should be read in conjunction with the Company's quarterly and annual financial statements, notes to the financial statements and Management's Discussion and Analysis. All dollar amounts are expressed in United States Dollars unless otherwise specified.

Highlights for the three-month period ended December 31, 2010 include:

  The Jerritt Canyon Mine processed 18,770 ounces from stockpiles, purchased ore and mining operations, despite the early onset of colder than normal weather conditions.

  The Company successfully negotiated a trial three month contract with Newmont for the delivery of 2,000 tons of gold bearing ore per day commencing October 30, 2010. During the quarter the Company purchased 86,257 tons of ore from Newmont USA Limited (“Newmont”) under this contract containing 16,905 ounces, at an average cost of $198.53 per wet ton. Due to the success of this initial contract, Newmont is continuing to deliver at a rate of 1,000 tons per day in 2011 while finalizing a longer term contract with an increased daily tonnage.

  The gross margin from mining operations at the Jerritt Canyon Mine was a loss of $8.4 million in the three months ended December 31, 2010, a significant reduction from the third quarter results as the Jerritt Canyon operations dealt with extreme weather conditions.

  Small Mine Developers (“SMD”) delivered 71,173 tons to the mill containing 14,919 ounces from the Smith mine during the quarter, showing continued improvement but also reflecting a slowdown in the month of November to complete backfill and development work.

  The Company had a loss of $21.7 million in the fourth quarter of 2010 compared to $18.1 million in the fourth quarter of 2009. This loss largely arose from the loss from mining operations noted above as well as the interest costs on the $25 million loan and derivative losses of $7.2 million.

Property Updates

Jerritt Canyon
During the fourth quarter the Company focused on recovering the missing ounces identified in the third quarter and processing primarily Smith ore and ore purchased from Newmont while conserving lower cost stockpiles.

The Company has now recovered the missing ounces and this has led to a full analysis of the mill circuit and further steps are being taken to improve the controls and enhance the throughput. In late February the Company retained the services of an Australian specialist consulting firm to review the security and metallurgical procedures and they are in the process of providing a full report to bring the Company in line with Gold Security Standards.

As the Company is able to increase the daily production amounts and mix in a larger portion of lower cost stockpiles a significant improvement in margins will be realized, however as a result of processing primarily Smith and Newmont ores and the low throughput experienced in the quarter, the cost per ton increased from an average quarterly cost, including mining and milling, of $95/per ton to approximately $231/per ton in the fourth quarter as a result of this change.

The lower throughput in the fourth quarter is primarily a result of delayed work that the Company had originally identified in their 2009/2010 capital budget. Much of this work was focused on winterization and improvements to the milling facility. The delay in these capital investments impacted the milling operations of the Company and the corresponding financial results for the fourth quarter.

With regards to the Consent Decree the Nevada Division of Environmental Protection has acknowledged the positive approach and efforts taken by the Company and continues to provide support and assistance, despite the Company not being able to complete certain items within the time constraints as imposed by the Consent Decree. Regular meetings in Carson City, site inspections and other initiatives all assist the Company’s progress in working toward finalizing the Consent Decree Program.

Ketza River
During 2010, a total of 86 exploration diamond drill holes were completed at the Ketza River Project in the Yukon Territory, Canada. Several inlying claims located within the large Ketza River property were purchased in the summer of 2010 and helped consolidate the ownership into one contiguous block owned or leased by Ketza River Holdings. The Company is pursuing other opportunities to extend the claim block at Ketza River.

Significant work on the Ketza drill hole database was conducted in 2010 to help support an updated resource estimate. Drill hole assay data were reviewed, database software was upgraded, and assay importing routines were optimized during 2010. An extensive update process was completed as well to integrate all assays for historical drill holes (assays from 1985 to 1997 were digitally compiled from the paper drill hole files). Primary lab assay data for these early drill hole years were selected and methodically entered into the drill hole database and used for the revised 2010 resource model calculation. An updated resource calculation for the Ketza River project is currently in progress and targeted for completion in 2011 which will incorporate all of the previous year’s drilling information and will include a summary of the metallurgy testing program conducted in 2008. This resource estimate will form the basis of the mine design for the Project Proposal that has a targeted submission date to the Yukon Environmental and Socio-economic Assessment Board of August 2011.

Financing Activities

During the first six months of 2010, the Company issued 22.7 million shares for net proceeds of $4.8 million and 34.6 million flow-through shares for proceeds of $9.2 million. The Company intends to spend the latter funds on continued exploration at the Company’s Ketza River Property in the Yukon.

In August 2010, the Company issued $25.0 million in Senior Secured Notes and 25.0 million common share purchase warrants, raising gross proceeds of $25 million. The share purchase warrants entitle the holder to purchase common shares of the Company for C$0.40 for a period of three years.

On November 25, 2010, the Company entered into a gold sales contract which specifies that 6,255 troy ounces of refined gold will be sold to the Purchaser by May 30, 2011. In return, the Company received an upfront payment of $7.0 million cash.

Details of the Company's financial results are described in the unaudited consolidated financial statements, and management's discussion and analysis, which will be available on the Company's website, www.yukon-nevadagold.com/s/FinancialStatements.asp and SEDAR, www.sedar.com.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Arizona and Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties in addition to the planned acquisitions mentioned above.

For more information please contact:

Yukon-Nevada Gold Corp.
Richard Moritz
Senior Director, Institutional Investor Relations
Tel: (604) 688-9427
Email: rmoritz@yngc.ca

Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@yngc.ca
www.yukon-nevadagold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

Axino AG
Wolfgang Seybold
President and CEO
Tel: +49 711 25 35 92 40
Email: wolfgang.seybold@axino.de
www.axino.de/

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.